                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  Quipp, Inc.
             -----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                   748802 10
             -----------------------------------------------------
                                (CUSIP Number)

                              Mr. John W. Gildea
             115 East Putnam Avenue, Greenwich, Connecticut 06830
                                (203) 661-6945
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 27, 1998
             -----------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

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CUSIP No. 748802 10
-------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person

                                John W. Gildea
-------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                    a. / /
                                    b. /x/
-------------------------------------------------------------------------------

3        SEC Use Only
-------------------------------------------------------------------------------

4        Source of Funds

                  AF; PF
-------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

-------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                    U.S.A.
-------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                              116,000
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                                     0
  Reporting                ----------------------------------------------------
   Person                  9        Sole Dispositive Power
    With
                                         116,000
                           ----------------------------------------------------
                           10       Shared Dispositive Power

                                             0
-------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    116,000
-------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares    / /
-------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)

                  7.32%
-------------------------------------------------------------------------------

14       Type of Reporting Person

                  IN
-------------------------------------------------------------------------------

---------------

    1 Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd. and Network IV LLC.

                               Page 2 of 6 Pages

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CUSIP No. 748802 10
-------------------------------------------------------------------------------

1        Name of Reporting Person(2)
         S.S. or I.R.S. Identification No. of Above Person

                            Network Fund III, Ltd.
-------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                    a. / /
                                    b. /x/
-------------------------------------------------------------------------------

3        SEC Use Only
-------------------------------------------------------------------------------

4        Source of Funds

                  WC
-------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

-------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                Cayman Islands
-------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                              63,000
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                                 0
  Reporting                ----------------------------------------------------
   Person                  9        Sole Dispositive Power
    With
                                         63,000
                           ----------------------------------------------------
                           10       Shared Dispositive Power

                                         0
-------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    63,000
-------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   / /
-------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)

                  3.98%
-------------------------------------------------------------------------------

14       Type of Reporting Person

                  CO
-------------------------------------------------------------------------------

---------------

    2 Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea and Network IV LLC.

                               Page 3 of 6 Pages

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CUSIP No. 748802 10
-------------------------------------------------------------------------------

1        Name of Reporting Person(3)
         S.S. or I.R.S. Identification No. of Above Person

                                Network IV LLC
-------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                    a. / /
                                    b. /x/
-------------------------------------------------------------------------------

3        SEC Use Only
-------------------------------------------------------------------------------

4        Source of Funds

                  WC
-------------------------------------------------------------------------------

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                Cayman Islands
-------------------------------------------------------------------------------

                           7        Sole Voting Power

  Number of                              43,000
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By
    Each                                 0
  Reporting                ----------------------------------------------------
   Person                  9        Sole Dispositive Power
    With
                                         43,000
                           ----------------------------------------------------
                           10       Shared Dispositive Power

                                         0
-------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    43,000
-------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares   / /
-------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)

                  2.71%
-------------------------------------------------------------------------------

14       Type of Reporting Person

                  CO
-------------------------------------------------------------------------------

---------------

    3 Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea and Network Fund III, Ltd.

                               Page 4 of 6 Pages

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Item 1.  Security and Issuer.

         This Amendment No. 1 to the Statement on Schedule 13D dated January 7, 1998 and filed with the Securities and Exchange Commission on January 9, 1998 (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Quipp, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Network Fund III acquired an additional 9,500 shares of Common Stock in two open market purchases of 7,000 shares on January 22, 1998 at $16.335 per share and 2,500 shares on January 27, 1998 at $16.25, respectively, for an aggregate of $154,970, all of which funds were obtained from the working capital of Network Fund III.

         Network IV acquired an additional 8,000 shares of Common Stock in two open market of 4,000 shares on January 22, 1998 at $16.335 per share and 4,000 shares on January 26, 1998 at $16.375, respectively, or an aggregate of $130,840, all of which funds were obtained from the working capital of Network IV.

Item 5.  Interest in Securities of the Issuer.

    (a)  (i)      The 63,000 Network III Shares, the 43,000 Network IV Shares
                  and the 10,000 Gildea Shares beneficially owned by Gildea collectively represent 7.32% of the 1,584,194 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (ii) The 63,000 Network III Shares represent 3.98% of the 1,584,194 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (iii) The 43,000 Network IV Shares represent 2.71% of the 1,584,194 shares of Common Stock of the Company outstanding on the date hereof, based upon information as provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

    (c) Except as set forth in this Amendment No. 1 to the Schedule 13D, none of Gildea, Network Fund III, Network IV or, to the best knowledge of such parties, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company since the filing of the Schedule 13D.


                               Page 5 of 6 Pages

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                                   SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1998


/s/ John W. Gildea
-------------------------------------------
              John W. Gildea


NETWORK FUND III, LTD.

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor


         By: /s/ John W. Gildea
             ------------------------------
             Name:   John W. Gildea
             Title:  President


NETWORK IV LLC

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor


         By: /s/ John W. Gildea
             ------------------------------
              Name:  John W. Gildea
              Title: President


                               Page 6 of 6 Pages